PUBLIC COPY

WATERWAY CAPITAL LLC

CRD:128212

SEC: 8-66108

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66108

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Waterway Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

699 Boylston Street 8th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana Ward	617-226-8110	award@waterwaycap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith & Brown PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Sargent   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Waterway Capital LLC   , as of 3/13   , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANA F. WARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2024

Notary Public

Signature:

Title:
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WATERWAY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

WATERWAY CAPITAL, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of:
Waterway Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Waterway Capital LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey
March 12, 2024

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WATERWAY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

Assets

Cash	$	2,128,374
Deposits and other prepaids		52,363
Due from affiliates		2,913
Right of use assets		2,283
Property and equipment, net		20,350
Security deposit		14,021
Total Assets	$	2,220,304

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	22,711
Accrued expenses and other liabilities		738,551
Due to affiliates		500
Lease liabilities		2,283
Total Liabilities		764,045
Member's Equity		1,456,259
Total Liabilities and Member's Equity	$	2,220,304

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1 - NATURE OF COMPANY

Waterway Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Waterway Partners, LLC (the "Parent Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is organized as a single-member LLC. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of the Parent Company and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2023, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2023, the Parent Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

REVENUE FROM CONTRACTS WITH CUSTOMERS

REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services.

As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed.

2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.

3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

***REVENUE RECOGNITION* (CONTINUED)**

4) <u>Allocate the transaction price to the performance obligations in the contract</u>: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.

5) <u>Recognize revenue when (or as) the entity satisfies a performance obligation</u>: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING

<u>Advisory & placement services fees and revenue sharing</u>: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or when the contract is cancelled.

OTHER INCOME

Revenue recorded in other income is generally recognized at the point in time that the transaction under the arrangement is completed (the closing date of the transaction) or when the contract is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers

Investment banking fees	
Advisory and placement services	$ 6,663,507
Expense reimbursement revenue	33,975
Other income	160,335
Total investment banking fee revenue	6,857,817
Total revenue from contracts with customers	$ 6,857,817

CONTRACT BALANCES

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	January 1, 2023	December 31, 2023
Customer receivables	$ 1,605	$ -
Contract assets	-	-
Contract liabilities	95,835	-

There was no revenue recognized during the year ended December 31, 2023 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

Contract Liabilities of $95,835 at January 1, 2023 were recognized as revenue during the year ended December 31, 2023.

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2023 is $10,036 which is included in other expenses on the statement of income.

FAIR VALUE MEASUREMENTS

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also, in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR CREDIT LOSSES

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified advisory and other receivables as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2023 and for the year then ended the Company did not provide or experience any credit losses.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2023:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	115,426
Computer equipment	3 years		85,985
Office equipment	3 years		28,593
Leasehold improvements	Life of lease		71,627
Total Cost			301,631
Less: accumulated depreciation and amortization			(281,281)
Property and Equipment, Net		$	20,350

Depreciation expense totaled $43,926 for the year ended December 31, 2023. The Company disposed of fully depreciated property and equipment in the amount of $119,675 for no consideration for the year ended December 31, 2023.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2023, the Company had net capital of $1,786,612, which was in excess of the minimum net capital of $22,784 in the amount of $1,763,828. The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS

Occupancy expenses were $428,935 for the year ended December 31, 2023. This includes rent expense of $380,182, common area maintenance expense and real estate taxes of $18,663, utilities expense of $8,827, storage expense of $8,147, repairs and maintenance expense of $5,579 and internet and equipment leases expense totaling $7,537.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Waterway Partners, LLC. The Parent Company also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. The Parent Company also provides other administrative services for which the Company pays an expense sharing service fee equal to the allocated amount of operating expenses associated with the administrative services. During 2023, the Company incurred and reimbursed $408,182 in operating expenses which were paid by the Parent Company.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2023, the related parties incurred $36,112 in expenses that were paid by the Company. The Company also recorded origination fees revenue for $23,500 from WFF Baylor Investor LLC, and $111,000 from WFF Brunswick Investor, LLC. At December 31, 2023, the Company has a balance due from Waterway Family Funds of $2,913 and a balance due to Waterway Partners, LLC for $500.

NOTE 7 – PROFIT SHARING PLAN

The Company maintains a discretionary profit-sharing plan that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-Elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2023 were $80,047.

NOTE 8 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results from operations, and cash flows.

On March 10, 2023, Silicon Valley Bank became insolvent. State regulators closed the bank, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as its receiver. The Company held deposits with this bank. As a result of the actions by the FDIC, the Company's insured and uninsured deposits have been restored.

During 2023, the Company had two customers that represented 71% of advisory and placement service revenue.

NOTE 9 – LEASES

LEASE RECOGNITION

The Company determines if an arrangement is a lease or contains a lease at inception.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate of 5.5% based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For 2023, expenses for these operating leases totaled $804 and amortization of the right of use asset totaled $582.

NOTE 9 – LEASES (CONTINUED)

LEASE RECOGNITION (CONTINUED)

The maturities of lease liabilities as of December 31, 2023 were as follows:

2024	$	1,797
2025		1,274
2026		710
2027		104
Total lease payments		3,885
Less: imputed interest		(1,602)
Total	$	2,283

NOTE 10 – EXEMPTION STATUS

The Company does not handle cash or securities on behalf of its customers. Accordingly, it has no obligations under SEC Rule 15c3-3.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer retailing corporate debt securities; (2) municipal securities broker; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 11 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2023 financial statements through the date on which the financial statements were available to be issued. Based on this evaluation, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.